Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Three and Six Months Ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, unless otherwise stated)

Condensed Consolidated Interim Statements of Financial Position At June 30, 2026 and December 31, 2025 (Unaudited, expressed in Canadian Dollars)

	Note	June 30, 2026	December 31, 2025 (1)
Assets
Current assets
Cash and cash equivalents		$193,832,409	$58,838,699
Receivables	5	9,838,526	4,325,473
Inventories	4,6	15,162,113	4,722,848
Investments	7	9,330,613	8,895,559
Prepayments and deposits		1,945,848	3,353,473
		$230,109,509	$80,136,052
Non-current assets
Property, plant and equipment	8	$270,073,581	$250,544,133
Exploration and evaluation assets	9	77,734,302	77,664,022
Goodwill	4	124,536,089	124,536,089
Other assets		3,222,550	2,616,726
Total assets		$705,676,031	$535,497,022

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	10	$26,719,654	$12,339,524
Deferred revenue	18	5,126,202	–
Flow-through share premium	11	3,124,124	8,677,099
Other current liabilities	12	7,955,131	654,832
		$42,925,111	$21,671,455
Non-current liabilities
Loans payable	13	$59,797,828	$503,417
Lease liabilities		704,186	340,155
Deferred income tax liabilities	4	83,234,122	82,492,946
Reclamation and closure cost provisions	14	11,008,011	10,870,068
Total liabilities		$197,669,258	$115,878,041

Shareholders’ equity
Share capital	15	$822,486,119	$703,264,118
Reserves	15	41,202,251	42,820,506
Warrants	15	30,397,781	30,349,683
Deficit		(386,079,378)	(356,815,326)
Total shareholders’ equity		$508,006,773	$419,618,981

Total liabilities and shareholders’ equity		$705,676,031	$535,497,022
(1) see Note 4
Nature of operations and going concern (Note 1)
Subsequent events (Notes 13 and 15)
These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 11, 2026. They are signed on the Company’s behalf by:

“Paul Huet”	“Allen Palmiere”
Director	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue	18	$15,722,168	$–	$25,609,997	$–

Cost of Sales
Operating expenses	19	13,684,515	–	22,084,481	–
Selling expenses		112,876	–	164,510	–
		13,797,391	–	22,248,991	–
Income from mine operations		$1,924,777	$–	$3,361,006	$–

Expenses
Exploration and evaluation	9	$14,812,587	$8,640,461	$27,367,471	$14,370,837
General and administrative	20	2,651,046	1,710,273	7,745,008	5,535,990
Share-based compensation	15	1,717,407	1,511,486	3,496,320	1,358,932
		19,181,040	11,862,220	38,608,799	21,265,759
Loss from operations		$(17,256,263)	$(11,862,220)	$(35,247,793)	$(21,265,759)
Other income (expenses)
Settlement of flow-through share premium	11	$2,941,871	$754,768	$5,552,975	$754,768
Gains on investments	7	3,808,641	521,352	435,054	726,853
Interest, accretion and financing expenses		(1,100,424)	(4,257)	(1,202,878)	(9,473)
Interest income		757,882	109,407	1,103,671	381,151
Other income (expenses)		45,307	(82,243)	(86,858)	(88,183)
		6,453,277	1,299,027	5,801,964	1,765,116
Loss before income and mining taxes		(10,802,986)	(10,563,193)	(29,445,829)	(19,500,643)
Income and mining tax expenses - deferred		(274,963)	–	(741,176)	–
Net loss and comprehensive loss for the period		$(11,077,949)	$(10,563,193)	$(30,187,005)	$(19,500,643)

Loss per share basic and diluted	17	$(0.03)	$(0.05)	$(0.12)	$(0.10)
Weighted average number of shares outstanding basic and diluted	17	320,988,253	208,397,060	250,870,092	204,465,204
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars)

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Operating cash flows
Loss for the period	$(11,077,949)	$(10,563,193)	$(30,187,005)	$(19,500,643)
Adjustments for:	–	–
Depreciation	352,817	205,791	674,401	399,181
Gains on investments	(3,808,640)	(521,352)	(435,054)	(726,853)
Change in estimate of reclamation and closure cost provisions	574,397	–	149,509	–
Accretion on reclamation and closure cost provisions	61,746	–	151,757	–
Interest income	(757,882)	–	(1,103,671)	(74,468)
Interest expense	1,060,729	4,257	1,063,775	9,473
Gain on sale of secured notes	–	(55,911)	–	(55,911)
Income and mining tax expenses	274,963	–	741,176	–
Revaluation of secured notes	–	8,482	–	–
Foreign exchange (gain) loss	(44,608)	132,352	(43,356)	135,422
Settlement of flow-through share premium	(2,941,871)	(754,768)	(5,552,975)	(754,768)
Share-based compensation	1,717,407	1,511,486	3,496,320	1,358,932
Interest received	603,973	–	949,284
Operating cash flow before changes in non-cash working capital	(13,984,918)	(10,032,856)	(30,095,839)	(19,209,635)
Change in non-cash working capital (Note 21)	8,041,716	1,037,007	5,575,425	523,735
Net cash and cash equivalents used in operating activities	$(5,943,202)	$(8,995,849)	$(24,520,414)	$(18,685,900)

Investing cash flows
Purchases of exploration and evaluation assets	$(47,741)	$(65,475)	$(70,279)	$(744,796)
Proceeds on disposal of investments	–	507,676	–	752,634
Proceeds from sale of secured notes	–	2,778,000	–	2,778,000
Purchases of property, plant and equipment	(14,183,726)	(134,256)	(19,971,237)	(134,256)
Other assets	(399,964)		(772,550)	–
Net cash and cash equivalents used in investing activities	$(14,631,431)	$3,085,945	$(20,814,066)	$2,651,582

Financing cash flows
Proceeds of repayable government contribution	$–	$–	$595,266	$–
Issuance of common shares in prospectus offering	115,055,200	63,480,000	115,055,200	63,480,000
Share issuance costs	(5,999,652)	(3,604,688)	(5,999,652)	(3,604,688)
Proceeds from Senior Secured Credit Facility	69,300,000	–	69,300,000	–
Debt financing costs	(1,832,088)	–	(1,832,088)	–
Stock options exercised	44,587	153,750	2,108,767	355,625
Warrants exercised	34,763	–	1,286,638	–
Repayment of loans	(35,988)	–	(60,897)	–
Lease principal payments	(93,729)	(21,830)	(139,742)	(43,481)
Loan and lease interest payments	(26,052)	(4,257)	(29,039)	(9,473)
Net cash and cash equivalents from financing activities	176,447,041	60,002,975	180,284,453	60,177,983
Effect of exchange rate fluctuations on cash and cash equivalents	44,799	(40,429)	43,737	(40,905)
Net increase in cash and cash equivalents	155,917,207	54,052,642	134,993,710	44,102,760
Cash and cash equivalents at beginning of the period	37,915,202	12,367,666	58,838,699	22,317,548
Cash and cash equivalents at end of the period	$193,832,409	$66,420,308	$193,832,409	$66,420,308
Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity For the six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except per share amounts)

	Share Capital		Reserves
	Number of shares	Amount	Equity settled share-based payments	Warrants	Deficit (1)	Total equity
Balance at December 31, 2024	200,457,994	$341,346,716	$34,984,503	$3,918	$(309,764,432)	$66,570,705
Issued in prospectus offering	28,980,000	63,480,000				63,480,000
Flow-through premium		(16,242,600)				(16,242,600)
Share issue costs		(3,808,862)				(3,808,862)
Stock options exercised	300,000	–	1,358,932	–	–	1,358,932
Share-based compensation	–	617,453	(261,828)	–	–	355,625
Loss and comprehensive loss for the period	–	–	–	–	(19,500,643)	(19,500,643)
Balance at June 30, 2025	229,737,994	$385,392,707	$36,081,607	$3,918	$(329,265,075)	$92,213,157
Balance at January 1, 2026	342,329,665	$703,264,118	$42,820,506	$30,349,683	$(356,815,326)	$419,618,981
Issuance of common shares (Note 15)	38,870,000	115,055,200	–	–	–	115,055,200
Share issue costs (Note 15)	–	(5,999,652)	–	–	–	(5,999,652)
Warrants issued - EdgePoint (Note 13)	–	–	–	2,740,000		2,740,000
Warrants exercised (Note 15)	1,224,920	3,978,539	–	(2,691,902)	–	1,286,637
Stock options exercised (Note 15)	1,501,964	4,587,247	(2,478,480)	–	–	2,108,767
RSUs settled (Note 15)	431,000	1,600,667	(1,600,667)	–	–	–
Share based compensation (Note 15)	–	–	2,460,892	–	922,953	3,383,845
Loss and comprehensive loss for the period	–	–	–	–	(30,187,005)	(30,187,005)
Balance at June 30, 2026	384,357,549	$822,486,119	$41,202,251	$30,397,781	$(386,079,378)	$508,006,773
(1) see Note 4
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
1.    NATURE OF OPERATIONS AND GOING CONCERN
New Found Gold Corp. (“New Found Gold” or the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On September 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s shares are listed on the TSX Venture Stock Exchange (“TSXV”) under the symbol “NFG” and on the NYSE American Stock Exchange in the United States under the symbol “NFGC”. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.
The Company is principally engaged in the production and sale of gold, as well as the acquisition, exploration, evaluation and development of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s gold production and sales activities commenced after its acquisition of all of the issued and outstanding shares of Maritime Resources Corp. (“Maritime”) on November 13, 2025 (Note 4). As at June 30, 2026, the Company has not achieved commercial production.

These condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) have been prepared assuming the Company will continue on a going concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary, should the Company be unable to continue operations. Such adjustments could be material. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at June 30, 2026, the Company had an accumulated deficit of $386,079,378 and shareholders’ equity of $508,006,773. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $187,184,398, consisting primarily of cash and cash equivalents, receivables, investments and inventories. For the three and six months ended June 30, 2026, the Company incurred a net loss of $11,077,949 and $30,187,005, respectively, and negative cash flow from operating activities of $5,943,202 and $24,520,414, respectively.
On April 27, 2026, the Company completed a finance package consisting of (i) a bought deal equity financing of 38,870,000 common shares at $2.96 per share for aggregate gross proceeds of $115,055,200, and (ii) a $105,000,000 senior secured credit facility with EdgePoint Investment Group Inc. (“EdgePoint”), the $70,000,000 first tranche of which the Company had drawn on May 15, 2026 (collectively, the "Finance Package"). While the Company has been successful in closing these financing arrangements, its continuation as a going concern remains dependent on its ability to ramp up the Hammerdown Gold Project to commercial production, advance the Queensway Gold Project to first production, and continue to access additional financing, including the optional second tranche under the EdgePoint credit facility, project-level financing, further equity financing or other arrangements, to fund the substantial capital and operating expenditures required to bring the Queensway Gold Project into production. Although the Company has been successful in raising financing in the past, there is no assurance that it will be able to do so in the future, nor is there any assurance that the terms of any future debt or project financing obtained will be favourable to the Company. These conditions give rise to material uncertainties that may cast significant doubt as to the Company's ability to continue as a going concern.
2.    BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.
These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 11, 2026. Certain comparative figures on the consolidated statement of financial position, consolidated statement of loss and comprehensive loss, and consolidated statement of cash flows have been reclassified to conform to the current year presentation.
3.    MATERIAL ACCOUNTING POLICY INFORMATION
(a)Accounting policies
The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025 except as follows:
Government grants and government assistance
Government grants, including the benefit of government loans at below-market rates of interest, are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to the grant and that the grant will be received.
Government loans that bear interest at a rate that is below the prevailing market rate of interest are initially measured at fair value, calculated as the present value of the contractual cash flows discounted at a market rate of interest for a similar instrument. The benefit of the below-market rate of interest is measured as the difference between the proceeds received and the fair value of the loan and is accounted for as a government grant in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Government grants related to assets are deducted from the carrying amount of the related asset. The grant is recognized in profit or loss over the useful life of the depreciable asset by way of a reduced depreciation charge. Government grants related to expense items are recognized in profit or loss in the same period in which the related expenses are recognized, by way of a reduction of the related expense.

Subsequent to initial recognition, government loans are measured at amortized cost using the effective interest method, with the related accretion of the discount reflected within "Interest, accretion and financing expenses" in the consolidated statement of loss and comprehensive loss.
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments –Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The Company has assessed the impact of these amendments on its financial instruments, including its senior secured credit facility with EdgePoint (Note 13). The Company has not elected to apply the option to derecognize a financial liability before its settlement date where payment is made through an electronic payment system; accordingly, scheduled interest and principal on the facility are derecognized when the obligation is settled on the payment date. The facility's contractual features, including the optional and mandatory prepayment provisions and the default interest provision, relate to basic lending risks and costs (interest-rate risk and the Company's credit risk) rather than to a contingent event unrelated to those risks, and therefore do not give rise to the additional disclosures introduced by the amendments. The amendments have no impact on the classification or measurement of the facility.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
The amendments were effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have an effect on the Company’s consolidated financial statements.
(b)Significant judgments, estimates and assumptions
The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025.
(c)Accounting pronouncements
IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 retains many of the requirements of IAS 1 but introduces significant changes in the following key areas:
The statement of profit or loss will be required to present three new defined categories: operating, investing, and financing, with specified subtotals including operating profit and profit before financing and income taxes. The classification of income and expenses into these categories is based on the nature of the entity's main business activities.
IFRS 18 also introduces requirements for entities to disclose management-defined performance measures ("MPMs") in the notes to the financial statements. MPMs are subtotals of income and expenses that are used in public communications outside the financial statements, that complement the totals and subtotals specified by IFRS Standards, and that communicate management's view of an aspect of the entity's financial performance. Companies will be required to provide reconciliations of MPMs to the most directly comparable subtotal specified by IFRS 18, along with disclosure of the income tax effect and effect on non-controlling interests. In addition, IFRS 18 introduces enhanced guidance on aggregation and disaggregation of financial information in the primary financial statements and the notes, including principles for grouping items that share similar characteristics, and for providing useful labels for line items.
IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the presentation and disclosure in its consolidated financial statements.
4.    ACQUISITION OF MARITIME RESOURCES CORP.
On November 13, 2025 (the "Closing Date"), the Company completed the acquisition of all of the issued and outstanding common shares of Maritime that it did not already own pursuant to a plan of arrangement (the "Transaction"). The Transaction was accounted for as a business combination under IFRS 3, Business Combinations. Total consideration of $311,044,914 was satisfied by the issuance of New Found Gold common shares, replacement options and warrants, and the fair value of Maritime shares previously held by the Company. The consideration transferred and the principal assets acquired (including the Hammerdown Gold Project, the Pine Cove Mill ("Pine Cove") and the Nugget Pond Hydrometallurgical Gold Plant) are described in Note 5 to the Company's audited consolidated financial statements for the year ended December 31, 2025.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
The following table summarizes the recognized amounts of the assets acquired and liabilities assumed as of the Closing Date, as adjusted during the measurement period:

	Preliminary
Net assets acquired:	November 13, 2025	Adjustments(1)	November 13, 2025 (Revised)
Cash	$9,028,587	$–	$9,028,587
Receivables	1,644,055	–	1,644,055
Inventories	10,075,453	(5,164,927)	4,910,526
Prepaids and deposits	2,943,423	–	2,943,423
Property and equipment (Note 8)	70,508,742	–	70,508,742
Mining interests (Note 8)	167,737,597	–	167,737,597
Exploration and evaluation assets (Note 9)	29,929,410	–	29,929,410
Goodwill	121,074,297	3,461,792	124,536,089
Accounts payable and accrued liabilities	(9,421,347)	–	(9,421,347)
Loans payable	(620,238)	–	(620,238)
Lease liabilities	(486,195)	–	(486,195)
Reclamation and closure cost provisions	(7,327,000)	–	(7,327,000)
Deferred income tax liabilities	(84,041,870)	1,703,135	(82,338,735)
Total assets acquired, net of liabilities	$311,044,914	$–	$311,044,914
(1)During the six months ended June 30, 2026, the Company obtained new information about the fair value of in-circuit gold inventory acquired at the Closing Date that was not available at the time the preliminary purchase price allocation was prepared. As a result, the Company revised the fair value of inventories acquired by $5,164,927, deferred income tax liabilities by $1,703,135 and goodwill by $3,461,792, recognized as at November 13, 2025.
As a consequence of the change in the fair value of inventories at the Closing Date, the Company recognized a decrease in cost of sales of $1,070,507 for the period from the Closing Date to December 31, 2025, with a related increase in deferred income and mining tax expense of $548,781. The net impact of $521,726 on the net loss for the year ended December 31, 2025 is reflected in the cumulative deficit as part of the consolidated statement of changes in equity for the year ended December 31, 2025. The comparative information presented in the condensed consolidated interim statement of financial position at December 31, 2025 has been retrospectively revised to reflect the effect of these changes.
Of the $29,929,410 of exploration and evaluation (“E&E”) assets recognized in the preliminary purchase price allocation, $22,000,000 was attributed to the Orion underground deposit, which was measured at fair value using an adjusted implied value per ounce with reference to market multiples from comparable transactions, and $7,929,410 related to other E&E properties that were carried at historical cost as an approximation of fair value. These other properties had no established mineral resource or reserve at the acquisition date; their carrying amounts comprise the cost of acquiring the mineral rights together with exploration expenditures (including drilling, geology and geophysics) that a market participant would incur to acquire the properties and reproduce the associated geological data.

At June 30, 2026, the fair values of the assets acquired and liabilities assumed continue to be determined on a provisional basis and are subject to change pending completion of the valuation process. The procedures still necessary to complete the fair value determination include completing the assessment of the technical data acquired, and finalizing the related fair value and deferred tax inputs. These determinations will be completed within the measurement period, which ends no later than November 13, 2026, and could result in material revisions to the amounts allocated to these assets and liabilities.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
5.    RECEIVABLES

	June 30, 2026	December 31, 2025
Sales tax receivables	$9,544,506	$4,323,080
Interest receivable	155,105	718
Other	138,915	1,675
	$9,838,526	$4,325,473
6.    INVENTORIES

	June 30, 2026	December 31, 2025 (As revised – Note 4)
Stockpiled mineralized material	$7,161,648	$1,604,549
Work-in-process	3,026,526	1,366,911
Finished goods	3,738,733	1,120,998
Supplies and consumables	1,235,206	630,390
	$15,162,113	$4,722,848
No write-downs or reversals were recognized during the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $nil). For the three and six months ended June 30, 2026, the Company recognized $13,684,515 and $22,084,481 of inventory cost in operating expenses, respectively (three and six months ended June 30, 2025 - $nil).
7.    INVESTMENTS
Investments consisted of the following as at June 30, 2026 and December 31, 2025:

	June 30, 2026			December 31, 2025
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Epic Gold Corp. (formerly Exploits Discovery Corp.)⁽¹⁾	831,493	$2,659,473	$174,613	4,157,466	$2,659,473	$311,810
Kirkland Lake Discoveries Corp.	28,612,500	2,861,250	9,156,000	28,612,500	2,861,250	8,583,749
		$5,520,723	$9,330,613		$5,520,723	$8,895,559
(1) On February 13, 2026, Exploits Discovery Corp. announced a corporate rebranding, including a name change to Epic Gold Corp. On May 25, 2026, it announced a 5-for-1 share consolidation of all its issued and outstanding securities. The total number of shares held by the Company has been adjusted to reflect the share consolidation. The Company had no disposition of shares of Epic Gold Corp. and no change in the cost base of these shares were made during the three and six months ended June 30, 2026.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
An analysis of investments including related gains and losses for the six months ended June 30, 2026 and year ended December 31, 2025 is as follows:

	Six months ended	Year ended
	June 30, 2026	December 31, 2025
Investments, beginning of period	$8,895,559	$926,019
Disposal of investments	–	(752,634)
Realized gains on investments	–	160,701
Unrealized gains on investments	435,054	979,160
Transferred from investment in associates	$–	$7,582,313
Investments, end of period	$9,330,613	$8,895,559
Investments represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.
8.    PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining interests	Construction- in-progress	Total
Cost
Balance, January 1, 2025	$11,392,729	$–	$–	$11,392,729
Maritime Acquisition(1) (Note 4)	57,237,532	167,737,597	13,271,209	238,246,338
Adjustment to reclamation provisions	1,081,882	413,457	–	1,495,339
Additions	1,366,671	658,824	1,548,182	3,573,677
Balance, December 31, 2025	71,078,814	168,809,878	14,819,391	254,708,083
Additions	7,458,659	–	12,688,255	20,146,914
Contribution received (Note 13)	–	–	(167,786)	(167,786)
Adjustment to reclamation provisions	(218,288)	443,009	–	224,721
Balance, June 30, 2026	$78,319,185	$169,252,887	$27,339,860	$274,911,932

Accumulated Depreciation
Balance, January 1, 2025	$3,336,071	$–	$–	$3,336,071
Depreciation(2)	827,879	–	–	827,879
Balance, December 31, 2025	4,163,950	–	–	4,163,950
Depreciation(3)	674,401	–	–	674,401
Balance, June 30, 2026	$4,838,351	$–	$–	$4,838,351

	Property, plant and equipment	Mining interests	Construction- in-progress	Total
Net book value
At December 31, 2025	$66,914,864	$168,809,878	$14,819,391	$250,544,133
At June 30, 2026	$73,480,834	$169,252,887	$27,339,860	$270,073,581
(1)Maritime Acquisition amounts represent the fair values of the acquired assets at the close of the Transaction. Plant and equipment acquired includes $449,532 of right-of-use assets.
(2)Additions for the year ended December 31, 2025 include $77,341 of depreciation capitalized to inventories.
(3)Additions for the six months ended June 30, 2026 include $207,011 of depreciation capitalized to inventories.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
9.    EXPLORATION AND EVALUATION PROPERTIES
The schedules below summarize the carrying amounts of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2026 and December 31, 2025:
(a)Exploration and evaluation assets

	Newfoundland
	Queensway	Others	Total
Balance, December 31, 2024	$34,390,976	$114,508	$34,505,484
Claim staking, option payments and license renewal costs	377,988	41,382	419,370
Acquisition cost - Maritime Resources Corp. (Note 4)	–	29,929,410	29,929,410
Acquisition cost Exploits	12,548,526	–	12,548,526
Acquisition cost Other claims	261,232	–	261,232
Balance, December 31, 2025	47,578,722	30,085,300	77,664,022
Acquisition cost – Exploits	16,465	–	16,465
Claim staking & license renewal costs	53,815	–	53,815
Balance, June 30, 2026	$47,649,002	$30,085,300	$77,734,302
(b)Exploration and evaluation expenses

	Newfoundland
	Queensway	Others	Total
Cumulative exploration expense, December 31, 2024	$267,847,694	$575,695	$268,423,389
Assaying and metallurgical testing	5,089,668	–	5,089,668
Drilling	15,995,380	–	15,995,380
Trenching	499,146	–	499,146
Environmental, permitting and reclamation	1,026,461	–	1,026,461
Geological and geophysical studies	1,638,692	135,402	1,774,094
Personnel, consulting and overheads	11,592,629	–	11,592,629
Technical studies and resource evaluation	3,350,234	30,734	3,380,968
Property holding and other costs	2,022,061	–	2,022,061
	41,214,271	166,136	41,380,407
Cumulative exploration expense, December 31, 2025	$309,061,965	$741,831	$309,803,796

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	Newfoundland
	Queensway	Others	Total
Cumulative exploration expense, December 31, 2025	$309,061,965	$741,831	$309,803,796
Assaying and metallurgical testing	$3,233,438	$10,668	$3,244,106
Drilling	9,407,756	–	9,407,756
Trenching	39,318	–	39,318
Environmental, permitting and reclamation	(75,154)	178,859	103,705
Geological and geophysical studies	1,945,411	142,047	2,087,458
Personnel, consulting and overheads	7,228,687	210,448	7,439,135
Technical studies and resource evaluation	3,018,681	1,500	3,020,181
Property holding and other costs	1,332,708	693,104	2,025,812
	26,130,845	1,236,626	27,367,471
Cumulative exploration expense, June 30, 2026	$335,192,810	$1,978,457	$337,171,267
10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	December 31, 2025
Accounts payable	$14,309,149	$8,684,103
Accrued liabilities	12,381,005	3,651,432
Due to related parties (Note 15)	29,500	3,989
	$26,719,654	$12,339,524
11.    FLOW-THROUGH SHARE PREMIUM

	June 30, 2026	December 31, 2025
Balance, beginning of period	$8,677,099	$–
Liability incurred on flow-through shares issued	–	16,242,600
Settlement of flow-through share premium on expenditures incurred	(5,552,975)	(7,565,501)
	$3,124,124	$8,677,099
Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act of Canada (“Qualifying CEE”).
During the three and six months ended June 30, 2026, the Company incurred $10,560,287 and $19,641,026, respectively (three and six months ended June 30, 2025 – $nil) in Qualifying CEE and amortized a total of $2,941,871 and $5,552,975, respectively (three and six months ended June 30, 2025 – $nil) of its flow-through share premium liabilities. The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.
During the three and six months ended June 30, 2026, the Company incurred $103,625 and $109,333, respectively (three and six months ended June 30, 2025 - $nil) in Part XII.6 tax in respect of unspent flow-through proceeds renounced under the Look-Back Rule, in accordance with the Income Tax Act of Canada. As at June 30, 2026, the Company must spend another $10,839,763 of Qualifying CEE by December 31, 2026, to satisfy its remaining current flow-through share premium liability of $3,124,124.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
12.    OTHER CURRENT LIABILITIES

	June 30, 2026	December 31, 2025
Share-based compensation (Note 15)	$518,400	$357,058
Current portion of lease liabilities	177,765	197,497
Current portion of loans payable (Note 13)	7,258,966	100,277
	$7,955,131	$654,832
13.    LOANS PAYABLE

	June 30, 2026
	Senior Secured Credit Facility	ACOA Repayable Contribution	Vehicle Loans	Total	December 31, 2025
Balance, beginning of period	$–	$–	$603,694	$603,694	$–
Drawdown	69,300,000	427,480	328,683	70,056,163	621,710
Allocation to warrants	(2,740,000)	–	–	(2,740,000)	–
Financing costs	(1,832,088)	–	–	(1,832,088)	–
Payments	–	–	(67,946)	(67,946)	(19,921)
Interest and accretion	1,016,213	13,498	7,260	1,036,971	1,905
Balance, end of period	65,744,125	440,978	871,691	67,056,794	603,694
Less: current portion	(7,037,671)	(67,724)	(153,571)	(7,258,966)	(100,277)
Non-current portion	$58,706,454	$373,254	$718,120	$59,797,828	$503,417

EdgePoint Senior Secured Credit Facility
On April 20, 2026, the Company entered into a credit agreement (the “Credit Agreement”) with EdgePoint for a senior secured credit facility of up to $105,000,000 (the “Facility”), comprised of Tranche 1 ($70,000,000) and Tranche 2 ($35,000,000). The Facility bears interest at a fixed rate of 8.75% per annum, payable quarterly in arrears, and matures three years from the drawdown of Tranche 1. Each tranche is subject to a 2.00% original issue discount and a 1.00% establishment fee, deductible from the proceeds at the Company's election. The Company incurred total transaction costs of $1,832,088 related to the Facility.

Tranche 1 was fully drawn on May 15, 2026 (the “Tranche 1 Drawdown Date”) and the Company received total cash proceeds of $69,300,000, net of the establishment fee. Tranche 2 is available at the Company's election at any time up to 12 months after the Tranche 1 Drawdown Date, subject to satisfaction of customary conditions precedent. Tranche 2 had not been drawn as at June 30, 2026 or the issuance date of the Company's consolidated financial statements.

In connection with Tranche 1 drawdown, the Company issued EdgePoint 2,489,818 common share purchase warrants (the “Tranche 1 Warrants”) on the Tranche 1 Drawdown Date. Each warrant entitles the holder to purchase one common share (each, a “Common Share”) of the Company at an exercise price of $3.30 per Common Share and is exercisable until May 15, 2029.

The Company may prepay the outstanding principal amount of either tranche, in whole or in part at a minimum of $1,000,000, at any time on two business days' notice, without penalty or premium (the “Optional Prepayment Right”). The Company is also required to prepay the Facility, without premium, from the net proceeds of certain asset dispositions,

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
incurrence of non-permitted debt, and insurance proceeds in excess of $1,000,000 in a trailing twelve-month period, subject to customary reinvestment rights (the “Mandatory Prepayment Provisions”).

The Company identified the Facility as a compound financial instrument in accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation. The liability host component is classified as a debt instrument and measured at amortized cost. The Tranche 1 Warrants offered EdgePoint the right to purchase a fixed number of the Company’s shares at a fixed price and are classified as equity instruments and not remeasured in future periods. The prepayment options included in the Facility are embedded derivatives that are closely related to the debt host and are valued together with the liability component.

Upon initial recognition on the Tranche 1 Drawdown Date, the total cash proceeds were allocated to the liability component at its fair value of $66,560,000, with the balance of $2,740,000 allocated to the Tranche 1 Warrants and recorded as equity. Total transaction costs of $1,832,088 incurred were deducted against the fair value of liability component. The liability component is amortized over its three-year term at an effective interest rate of 13.16%. As at June 30, 2026, the amortized cost of the liability was $65,744,125, with $7,037,671 classified as current and $58,706,454 as non-current. During the three and six months ended June 30, 2026, the Company recognized $1,016,213 in interest expense representing the first interest payment of $787,671, which was accrued as at June 30, 2026 and subsequently paid in July 2026, and accretion cost of $228,542.

Under the Credit Agreement, the Company is required to maintain a minimum consolidated cash balance of $3,000,000, and a positive consolidated working capital balance which, as defined in the Credit Agreement, excludes ore and raw-material inventory, the current portion of the Credit Facility, and the current portion of any reclamation and closure cost provision. The Company was in compliance with both covenants at June 30, 2026.

ACOA Loan

On March 24, 2026, the Company received the first drawdown of $595,266 under a repayable contribution agreement with the Atlantic Canada Opportunities Agency (“ACOA”) under the REGI – Business Scale-Up and Productivity program (Project No. 226929) (the "ACOA Contribution Agreement"), which provides for a non-interest-bearing, unsecured repayable contribution of up to $975,000 in respect of eligible project costs relating to the upgrade of the Pine Cove Mill. The contribution is repayable in 60 equal monthly principal installments commencing July 1, 2026.
On initial recognition, the loan component was measured at fair value of $427,480 and is included within loans payable. At initial recognition, the loan was calculated as the present value of the contractual cash flows discounted at an estimated market rate of interest of 12.50% per annum. The benefit of the below-market interest rate, totaling $167,786, was accounted for as a government contribution deducted from the carrying amount of the Pine Cove Mill within property, plant and equipment.
As at June 30, 2026, the amortized cost of the liability was $440,978, with $67,724 classified as current and $373,254 as non-current. During the three and six months ended June 30, 2026, total interest and accretion expense recognized for the loan was $13,498 (three and six months ended June 30, 2025 - $nil).

14.    RECLAMATION AND CLOSURE COST PROVISIONS
The Company recognizes a provision for future reclamation and closure costs associated with disturbances resulting from exploration, development and operating activities at its properties. The reclamation liability reflects management’s best estimate of the present value of the expenditures required to settle the obligation at the end of the expected operating life of the assets, consistent with reclamation and closure plans submitted or to be submitted to the applicable regulatory authorities.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
The movement in the Company’s reclamation and closure cost provisions is as follows:

	June 30, 2026	December 31, 2025
Balance, beginning of period	$10,870,068	$2,426,378
Change in reclamation and closure cost estimates	(25,854)	1,229,081
Reclamation costs incurred	(19,981)	(151,051)
Accretion cost	183,778	38,660
Maritime acquisition (Note 4)	–	7,327,000
	$11,008,011	$10,870,068
On an ongoing basis, the Company evaluates its estimates and assumptions, and future expenditures could differ from current estimates. In calculating the best estimate of the Company's obligation on a net present value basis, the Company used risk-free discount rates ranging from 3.38% to 3.77% and a long-term inflation rate of 2%.
The Company maintains a surety bonding arrangement totaling $7,783,255 with the Government of Newfoundland and Labrador. The arrangement requires the Company to provide a cash collateral of $2,400,000, included in other assets in the consolidated statements of financial position, and pay an annual bond fee equal to 3% of the bond amount. On April 10, 2026, the cash collateral required increased to $2,725,000. The surety bonds secure, but do not extinguish, the Company’s reclamation obligations.
15.    SHARE CAPITAL AND RESERVES
(a)Authorized share capital
At June 30, 2026, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.
(b)Common shares issued during the six months ended June 30, 2026
On April 27, 2026, the Company closed a bought deal equity financing and issued 38,870,000 common shares at $2.96 per share, for aggregate gross proceeds of $115,055,200. The company incurred share issuance costs of $5,999,652 in cash of which $5,165,790 was paid to the underwriters.
During the six months ended June 30, 2026, the Company issued 1,501,964 common shares on exercise of options with a weighted average exercise price of $1.42 for gross proceeds of $2,108,767.
During the six months ended June 30, 2026, the Company issued 431,000 common shares to settle 466,666 vested restricted share units.
During the six months ended June 30, 2026, the Company issued 1,224,920 common shares for warrants exercised with a weighted average exercise price of $1.07 for gross proceeds of $1,286,637, net of subscriptions receivable of $18,004.

(c)Common shares issued during the year ended December 31, 2025
On December 5, 2025, the Company issued 2,821,556 common shares with a value of $12,160,906 to Epic Gold Corp. pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of a property acquisition agreement (Note 9).
On November 13, 2025, the Company issued 94,254,209 common shares valued at $275,222,290 pursuant to the Maritime Acquisition (Note 4).

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
On November 26, 2025, the Company issued 1,085,003 common shares valued at $4,632,963 for the settlement of advisory fees incurred by Maritime relating to the Maritime Acquisition.
On August 27, 2025, the Company completed a non-brokered private placement and issued 12,269,939 common shares at a price of $1.63 per common share for gross proceeds of $20,000,001.
On June 12, 2025, the Company completed a bought deal offering of 24,610,000 flow-through common shares, closing the first tranche of the offering on June 3, 2025 and the second and final tranche of the offering on June 12, 2025, at a price of $2.29 per common share and 4,370,000 non-flow-through common shares at a price of $1.63 per common share, for aggregate gross proceeds of $63,480,000. The Company incurred share issuance costs of $4,004,528 in cash of which $2,602,373 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $16,242,600.
During the year ended December 31, 2025, 1,838,399 common shares were issued on exercise of 1,854,070 stock options. The options were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $2,547,271.
(d)Share purchase options
The following table sets out activity with respect to the Company’s outstanding stock options:

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding, beginning of period	7,631,500	$2.85	10,556,750	$4.50
Granted	172,500	3.62	7,122,070	1.74
Exercised	(1,501,964)	1.42	(1,854,070)	1.38
Forfeited	(297,250)	5.07	(8,193,250)	4.68
Outstanding, end of period	6,004,786	2.45	7,631,500	2.85
Options exercisable, end of period	3,981,842	$2.50	4,818,723	$3.29
The following table sets out information about the Company’s options outstanding and exercisable as at June 30, 2026:

	Stock options outstanding			Stock options exercisable
Range of Exercise Prices	Number outstanding	Weighted average remaining contractual life (days)	Weighted average exercise price	Number outstanding	Weighted average remaining contractual life (days)	Weighted average exercise price
$0.67 - $1.67	4,178,675	1,404	$1.62	3,165,342	1,063	$1.22
$2.40 - $4.59	1,213,611	1,476	3.32	204,000	164	0.77
$5.00 - $6.79	472,500	493	5.71	472,500	493	5.71
$8.04 - $8.98	140,000	97	8.68	140,000	97	8.68
The Company has reserved for issuance 6,004,786 common shares in the event that these stock options are exercised. With certain exceptions, the stock options generally vest in equal installments on each anniversary date of the grant over a three-year period.
The number of common shares available for the grant of stock options under the Option Plan as at June 30, 2026 was 32,430,969.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
The following table summarizes the weighted average fair value and assumptions used in estimating the fair value of stock options granted using the Black-Scholes option pricing model and the key values of options exercised.

	June 30, 2026	December 31, 2025
Options granted
Weighted average fair value of options granted	$2.04	$1.34
Risk-free interest rate	3.12%	2.67%
Expected option life in years	5.00	5.00
Expected share price volatility	63.13%	64.64%
Grant date share price	$3.62	$2.74
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil
Options exercised
Weighted average share price at date of exercise	$1.42	$1.40
Weighted average grant-date fair value of options exercised	$1.94	$1.17
Compensation expense related to stock options amounted to $440,434 and $1,167,324 for the three and six months ended June 30, 2026, respectively (three and six months ended June 30, 2025 - $1,511,486 and $$1,358,932, respectively).

During the three and six months ended June 30, 2026, a total of 297,250 (three and six months ended June 30, 2025 – nil) outstanding and exercisable stock options expired unexercised. The company recorded a reduction of $922,953 in its share-based payment reserves with a corresponding adjustment to accumulated deficit.

(e)Restricted share units
The Company recorded a share-based compensation expense of $97,414 and $161,342, respectively, net of fair value adjustment, during the three and six months ended June 30, 2026 related to the cash-settled RSUs (three and six months ended June 30, 2025 – nil). The obligation is presented as a current liability in the consolidated statement of financial position. The Company also recorded a share-based compensation expense of $1,179,559 and $2,167,654 during the three and six months ended June 30, 2026 related to the equity-settled RSUs (three and six months ended June 30, 2025 – $nil).
The following table sets out activity with respect to the Company’s outstanding RSUs:

	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	2,694,348	–
Granted (cash-settled)	–	300,000
Granted (equity-settled)	–	2,394,348
Settled (equity-settled)	–	–
Exercised	(466,667)	–
Outstanding, end of period	2,227,681	2,694,348

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
(f)Warrants
The following table sets out activity with respect to the Company’s outstanding warrants:

	Six months ended June 30, 2026		Year ended December 31, 2025
	Warrants outstanding	Weighted average exercise price	Warrants outstanding	Weighted average exercise price
Outstanding, beginning of period	14,952,035	$1.34	–	$–
Maritime Acquisition (Note 4)	–	–	15,485,137	1.33
Edgepoint Financing Package	2,489,818	3.30	–	–
Exercised	(1,224,921)	1.07	(533,102)	1.03
Outstanding, end of period	16,216,932	$1.67	14,952,035	$1.34
Subsequent to June 30, 2026, a total of 870,812 warrants were exercised at a weighted average exercise price $1.03 per warrant for gross proceeds of $896,936.

16.    RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, key management personnel and companies having common directors and officers. All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
PJH Consulting, LLC (1)	$13,888	$20,945	$34,574	$42,520
Notz Capital Corp. (2)	–	–	–	46,921
(1)Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the Board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the Board of Directors. These charges were included in general and administrative expenses.
(2)Notz Capital Corp. is a related entity of Collin Kettell, former CEO and Executive Chairman of the Company. These charges were charged to general and administrative expenses.
Key management personnel compensation
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the three and six months ended June 30, 2026 and 2025 were as follows:

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	Three Months Ended June 30, 2026				Three Months Ended June 30, 2025
	Salaries and Consulting	Share-based compensation	Bonus	Total	Salaries and Consulting	Share-based compensation	Bonus	Total
Keith Boyle, CEO	$137,500	$146,488	$–	$283,988	$112,500	$104,001	$–	$216,501
Hashim Ahmed, CFO	91,875	112,318	–	204,193	–	–	–	–
Robert Assabgui, COO	91,875	61,513	–	153,388	–	–	–	–
Melissa Render, President (1)	94,500	25,517	–	120,017	90,000	212,935	–	302,935
Michael Kanevsky, Former CFO	–	–	–	–	29,160	–	–	29,160
Vijay Mehta, Former Director	–	97,414	–	97,414	18,000	–	–	18,000
Chad Williams, Director	30,000	94,791	–	124,791	18,000	–	–	18,000
William Hayden, Director	28,333	464,706	–	493,040	18,000	–	–	18,000
Tamara Brown, Director	22,500	169,676	–	192,176	–	–	–	–
Dr. Andrew Furey, Director	30,000	160,352	–	190,352	–	–	–	–
Paul Huet, Director	62,354	95,636	–	157,990	41,889	1,147,717	–	1,189,606
Allen Palmiere, Director	30,000	123,390	–	153,390	–	–	–	–
	$618,937	$1,551,801	$–	$2,170,739	$327,549	$1,464,653	$–	$1,792,202
(1)Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

	Six Months Ended June 30, 2026				Six Months Ended June 30, 2025
	Salaries and Consulting	Share-based compensation	Bonus	Total	Salaries and Consulting	Share-based compensation	Bonus	Total
Kieth Boyle CEO	$267,500	$355,542	$540,000	$1,163,042	$200,806	$104,001	$–	$304,807
Collin Kettell, Former CEO	–	–	–	–	38,400	–	1,031,760	1,070,160
Hashim Ahmed, CFO	183,750	254,276	86,783	524,809	–	–	–	–
Michael Kanevsky, Former CFO	–	–	–	–	58,320	–	–	58,320
Robert Assabgui, COO	183,750	184,540	80,584	448,874	–	–	–	–
Greg Matheson, Former COO (2)	–	–	–	–	471,200	–	–	471,200
Melissa Render, President (1)	189,000	50,754	307,800	547,554	180,000	212,935	–	392,935
Ron Hampton, Former CDO (3)	–	–	–	–	562,529	–	–	562,529
Vijay Mehta, Former Director	–	161,342	–	161,342	36,000	–	–	36,000
Chad Williams, Director	60,000	323,135	–	383,135	24,000	–	–	24,000
William Hayden, Director	58,333	571,784	–	630,117	36,000	–	–	36,000
Tamara Brown, Director	45,000	337,487	–	382,487	–	–	–	–
Dr. Andrew Furey, Director	60,000	318,941	–	378,941	–	–	–	–
Paul Huet, Director	103,623	205,984	–	309,607	85,039	1,147,717	–	1,232,756
Allen Palmiere, Director	60,000	245,425	–	305,425	–	–	–	–
	$1,210,956	$3,009,210	$1,015,167	$5,235,333	$1,692,294	$1,464,653	$1,031,760	$4,188,707

(1)Salary recorded in exploration and evaluation expenditures in the condensed consolidated interim statements of loss and comprehensive loss.
(2)Former Chief Operating Officer; compensation includes termination benefit of $424,080 in accordance with the terms of their management agreement.
(3)Former Chief Development Officer; compensation includes termination benefit of $505,440 in accordance with the terms of their management agreement.

At June 30, 2026, there was $29,500 (December 31, 2025 - $3,989) payable to management and directors for accrued salaries, bonuses and expense reimbursements of travel expenditures included in accounts payable and accrued liabilities. The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
17.    BASIC AND DILUTED LOSS PER SHARE

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Net loss for the period	$(11,077,949)	$(10,563,193)	$(30,187,005)	$(19,500,643)
Basic and diluted weighted average number of common shares outstanding	320,988,253	208,397,060	$250,870,092	$204,465,204
Loss per share basic and diluted	$(0.03)	$(0.05)	$(0.12)	$(0.10)
The Company incurred net losses for the three and six months ended June 30, 2026 and 2025. As such, diluted loss per share excludes any potential conversion of 6,004,786 share purchase options (six months ended June 30, 2025 – 8,038,000), 2,227,681 RSU’s (six months ended June 30, 2025 – nil) and 16,216,932 warrants (six months ended June 30, 2025 – nil), as their inclusion would be anti-dilutive.
18.    REVENUE
Revenue from contracts with customers during the three and six months ended June 30, 2026 and 2025 disaggregated by metal were as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Gold	$15,679,852	$–	$25,541,342	$–
Silver	42,316	–	68,655	–
Total revenue	$15,722,168	$–	$25,609,997	$–
The Company generates its revenue in Canada from the sale of refined gold. During the three and six months ended June 30, 2026, one customer accounted for 100% of revenues. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its products.
Customer prepayments received of $5,126,202 in respect of undelivered products were recognized as deferred revenue as at June 30, 2026 (December 31, 2025 - $nil).
19.    OPERATING EXPENSES
Operating expenses during the three and six months ended June 30, 2026 and 2025 consist of the following expenses by nature:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Raw materials and consumables	$2,614,983	$–	$4,355,415	$–
Salaries and employee benefits	2,466,745	–	4,448,567	–
Contractors	12,248,584	–	20,290,079	–
Repairs and maintenance	29,908	–	288,665	–
Site administration	1,336,038	–	2,329,215	–
Depreciation	105,350	–	207,011	–
	18,801,608	–	31,918,952	–
Change in inventories	(5,117,093)	–	(9,834,471)	–
Total operating expense	$13,684,515	$–	$22,084,481	$–

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
20.    GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses during the three and six months ended June 30, 2026 and 2025 consist of the following expenses by nature:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Salaries and benefits	$601,864	$587,896	$3,660,338	$2,727,597
Professional fees	401,934	333,986	677,501	839,533
Office and other expenses	1,399,780	582,600	2,939,781	1,569,679
Depreciation	247,468	205,791	467,388	399,181
Total general and administrative expenses	$2,651,046	$1,710,273	$7,745,008	$5,535,990
21.    CASH FLOW DISCLOSURES
(a)Change in non-cash working capital

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Decrease (increase) in prepayments and deposits	$502,310	$(69,992)	$1,407,627	$720,754
(Increase) decrease in receivables	(4,239,745)	(97,576)	(5,266,992)	1,131,482
Increase in inventories	(5,301,435)	–	(10,439,264)	–
(Increase) decrease in other assets	(50,000)	(988)	166,726	178,715
Increase in deferred revenue	3,309,961	–	5,126,202	–
Increase (decrease) in accounts payable and accrued liabilities	13,820,625	1,205,563	14,581,126	(1,507,216)
	$8,041,716	$1,037,007	$5,575,425	$523,735
(b)Supplemental cash flow disclosures

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Non-cash investing and financing activities:
Property, plant and equipment in accounts payable and accrued liabilities	$353,171	$–	$1,121,445	$–
Cash received for interest	460,064	109,359	794,897	306,635
Cash paid for interest	97,472	4,257	100,459	9,473
22.    FINANCIAL INSTRUMENTS
(a)Fair values
Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:
▪Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
▪Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
▪Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The Company’s financial instruments measured at fair value comprise its investments, which include equities held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. These investments are classified as Level 1 financial instruments. The carrying values of other financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued liabilities and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at June 30, 2026:

	June 30, 2026			December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments	$9,330,614	$–	$–	$8,895,559	$–	$–
(b)Financial instrument risk exposure
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on the issuance of shares to fund exploration programs and may require doing so again in the future.

On April 27, 2026, the Company closed a finance package consisting of a bought deal equity financing for gross proceeds of $115,055,200, and a $105,000,000 senior secured credit facility, the $70,000,000 first tranche of which was drawn on May 15, 2026. As at June 30, 2026, the Company has total liabilities of $198,595,429 and cash and cash equivalents of $193,832,409 which is available to discharge these liabilities (December 31, 2025 – total liabilities of $115,878,041 and cash of $58,838,699).

The following table summarizes the maturity profile of the Company’s financial liabilities at June 30, 2026. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Within 1 year	2-3 years	4-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$26,719,654	$–	$–	$–	$26,719,654
Lease liabilities	256,751	441,319	302,863	169,310	1,170,243
Loans payable	3,349,431	13,033,797	74,326,608	81,466	90,791,302
Reclamation and closure cost provisions	–	928,038	990,229	14,457,359	16,375,626
	$30,325,836	$14,403,154	$75,619,700	$14,708,135	$135,056,825

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
Market risks
Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.
(i)Currency risk
Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts and accounts payable denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at June 30, 2026 would change the Company’s net loss by $34,805 (December 31, 2025 - $144,145) as a result of a 10% change in the exchange rate.
(ii)Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash and cash equivalents into demand accounts with minimal interest rates, interest rate risk is not significant. Following the first drawdown of Tranche 1 of the EdgePoint Senior Credit Facility for $70,000,000, the Company is exposed to fixed-rate interest expense at 8.75% per annum over a three-year term, which limits exposure to interest rate movements on this borrowing.
(iii)Commodity price risk
Commodity price risk is the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is primarily exposed to gold prices, which significantly affect the value of its mineral properties and investments. As at June 30, 2026, the Company had no financial instruments subject to provisional pricing or other commodity-linked arrangements. Accordingly, a reasonably possible change in gold prices at the reporting date would not have a material impact on the Company's net loss or comprehensive loss.
(iv)Equity price risk
Equity price risk is the risk that the fair value of future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability.
The sensitivity of the Company’s net loss to changes in market prices at June 30, 2026 would change the Company’s net loss by $933,061 (December 31, 2025 - $889,556) as a result of a 10% change in the market price of its investments.
There have been no changes in management’s methods for managing market risks since December 31, 2025.
23.    SEGMENT REPORTING
The Company applies IFRS 8, Operating Segments, which requires disclosure of operating segments based on the internal reports regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance. The CODM of the Company is the Chief Executive Officer. The CODM receives and reviews discrete financial information for the Hammerdown Mine and Pine Cove Mill operations separately from the Company’s exploration and evaluation activities. Accordingly, the Company has identified two reportable operating segments: Mining Operations and Exploration and Evaluation.

Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except share and per share amounts)
The CODM evaluates segment performance and allocates resources based on revenue, net loss and capital expenditures. Corporate costs and other items not directly attributable to an operating segment are reported under Corporate and Others.
The Company began to report the Mining Operations segment following the Maritime Acquisition on November 13, 2025. Prior to the acquisition, the Company operated as a single segment. Comparative figures for the three and six months ended June 30, 2025 reflect the single-segment structure, with all activity reported under Exploration and Evaluation and Corporate and Others.
All of the Company’s non-current assets are located in Canada.

	Three Months Ended June 30, 2026				Three Months Ended June 30, 2025
	Exploration and Evaluation	Mining Operations	Corporate and Others	Consolidated	Exploration and Evaluation	Mining Operations	Corporate and Others	Consolidated
Revenue	$–	$15,722,168	$–	$15,722,168	$–	$–	$–	$–
Cost of sales	–	(13,797,391)	–	(13,797,391)	–	–	–	–
Exploration and evaluation	(14,812,587)	–	–	(14,812,587)	(8,640,461)	–	–	(8,640,461)
General and administrative	(808,534)	(91,875)	(1,750,637)	(2,651,046)	(1,472,724)	–	(237,549)	(1,710,273)
Share-based compensation	(214,669)	(108,475)	(1,394,263)	(1,717,407)	(259,768)	–	(1,251,718)	(1,511,486)
Other income (expenses)	2,674,815	(30,179)	3,808,641	6,453,277	1,811,897	–	(512,870)	1,299,027
Segment net (loss) income before taxes	(13,160,975)	1,694,248	663,741	(10,802,986)	(8,561,056)	–	(2,002,137)	(10,563,193)
Deferred income and mining tax expenses	–	(274,963)	–	(274,963)	–	–	–	–
Segment net (loss) income	$(13,160,975)	$1,419,285	$663,741	$(11,077,949)	$(8,561,056)	$–	$(2,002,137)	$(10,563,193)

Capital expenditures	$4,674,052	$10,038,541	$–	$14,712,593	$67,875	$–	$–	$67,875
Segment assets	252,404,808	443,940,610	9,330,613	705,676,031	110,632,755	–	2,500,462	113,133,217
Segment liabilities	13,366,377	116,698,186	67,604,695	197,669,258	20,920,060	–	–	20,920,060

	Six Months Ended June 30, 2026				Six Months Ended June 30, 2025
	Exploration and Evaluation	Mining Operations	Corporate and Others	Consolidated	Exploration and Evaluation	Mining Operations	Corporate and Others	Consolidated
Revenue	$–	$25,609,997	$–	$25,609,997	$–	$–	$–	$–
Cost of sales	–	(22,248,991)	–	(22,248,991)	–	–	–	–
Exploration and evaluation	(27,367,471)	–	–	(27,367,471)	(14,370,837)	–	–	(14,370,837)
General and administrative	(3,612,768)	(272,122)	(3,860,118)	(7,745,008)	(3,554,465)	–	(1,981,525)	(5,535,990)
Share-based compensation	(447,834)	(274,569)	(2,773,917)	(3,496,320)	(107,214)	–	(1,251,718)	(1,358,932)
Other income (expenses)	5,462,726	(95,816)	435,054	5,801,964	2,491,069	–	(726,853)	1,765,116
Segment net (loss) income before taxes	(25,965,347)	2,718,499	(6,198,981)	(29,445,829)	(15,541,447)	–	(3,960,096)	(19,500,643)
Deferred income and mining tax expenses	–	(741,176)	–	(741,176)	–	–	–	–
Segment net (loss) income	$(25,965,347)	$1,977,323	$(6,198,981)	$(30,187,005)	$(15,541,447)	$–	$(3,960,096)	$(19,500,643)

Capital expenditures	$5,193,925	$14,855,483	$–	$20,049,408	$67,875	$–	$–	$67,875
Segment assets	252,404,808	443,940,610	9,330,613	705,676,031	110,632,755	–	2,500,462	113,133,217
Segment liabilities	13,366,377	116,698,186	67,604,695	197,669,258	20,920,060	–	–	20,920,060